NATHAN SEILER P (303) 926-4823 C (720) 209-5655 F (303) 648-5529 nseiler@gcsdlaw.com

May 15, 2014

Via EDGAR

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Facsimile: 202-772-9198

Attn:	Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions

Re:	Solera National Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Kathleen A. Stout, Dianne Ellis Andrews, Barry Biegler, Charles P. Black, Basil Blume, Deborah L. Chandler, Stephen H. Murray, James Kent Myers, and Thomas P. Sweeney III

Filed April 24, 2014
File No. 000-53181

Ladies and Gentlemen:

We are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Kathleen A. Stout (“Ms. Stout”) in a letter addressed to Mr. Nathan Seiler, counsel for Ms. Stout, on May 1, 2014 regarding the above-captioned Preliminary Proxy Statement on Schedule 14A.

Upon further consideration, Ms. Stout has decided to withdraw her proxy solicitation rendering any responses to the Staff’s comments unnecessary. If the Staff has any questions or comments, we would welcome the opportunity to discuss any issues the Staff may have.

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NATHAN SEILER P (303) 926-4823 C (720) 209-5655 F (303) 648-5529 nseiler@gcsdlaw.com

Please do not hesitate to call the undersigned at (303) 926-4823 if you have further comments or if you require any additional information.

Sincerely,

/s/ Nathan E. Seiler

Nathan E. Seiler

cc:	Kathleen A. Stout